UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                             Everlast Worldwide Inc.
                             -----------------------
                                (Name of Issuer)

                    Common Stock, par value $0.002 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    300355104
                                    ---------
                                 (CUSIP Number)

                             Arnold J. Levine, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                               New York, NY 10036
                                 (212) 969-3000
                                 --------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 10, 2007
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300355104

--------------------------------------------------------------------------------
1    Name of Reporting Person
     I.R.S. Identification Nos. of Above Persons (Entities Only).

     Hidary Group Acquisitions, LLC
--------------------------------------------------------------------------------
2    Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC Use Only


--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)

     OO, BK
--------------------------------------------------------------------------------
5    Check Box If Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
               7    Sole Voting Power

                    0
               -----------------------------------------------------------------
  Number of    8    Shared Voting Power
   Shares
Beneficially        1,517,305
  Owned by     -----------------------------------------------------------------
    Each       9    Sole Dispositive Power
  Reporting
   Person           0
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power

                    418,255
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,517,305
--------------------------------------------------------------------------------
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                             |X|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     36.1%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

This statement ("Amendment No.4") is filed with respect to the shares of common stock, $0.002 par value (the "Common Stock") of Everlast Worldwide, Inc.
the "Company"), beneficially owned by Hidary Group Acquisitions, LLC ("Hidary" or the "Reporting Person") as of July 11, 2007 and amends and supplements the
Schedule 13D filed on June 24, 2007 and amended on June 28, 2007, June 29, 2007 and July 3, 2007 (collectively, the "Statement"). This Amendment No. 4 is only being filed by Hidary and the Statement is no longer a joint filing. Except as set forth herein, the Statement is unmodified.

Item 4. Purpose of Transaction

      Item 4 is amended by adding two paragraphs and replacing the last paragraph of Item 4 in its entirety with the third paragraph below:

      On July 10, 2007, Hidary and Merger Sub filed a complaint (the "Complaint") against the Company with the Court of Chancery of the State of Delaware, seeking, among other things, the following relief: (1) a declaratory judgment that the Merger Agreement continues to be valid and binding on the parties thereto, (2) an order of specific performance compelling the Company to perform its obligations under the Merger Agreement, (3) a permanent injunction preventing the Company from taking any actions to consummate its merger agreement with Brands Holding Limited and EWI Acquisition, Inc., and (4) an award of damages for the Company's breach of the Merger Agreement . A copy of the Complaint is attached as Exhibit 99.21 to this Statement and is incorporated by reference herein.

      On July 10, 2007, Hidary delivered a letter (the "July 10 Letter") to the Company expressing Hidary's disagreement with the characterization of events described in the draft preliminary proxy statement provided to Hidary by the Company's counsel on July 9, 2007. A copy of the July 10 Letter is attached as
Exhibit 99.22 to this Statement and is incorporated by reference herein.

      The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreement, the letter setting forth the Hidary Proposal, the June 28 Letter, the July 1 Letter, the July 10 Letter, the Press Release, the Complaint, the Voting Agreements, the Limited Guarantees, the Rollover Commitment Letters, the Interim Investors Agreement, the Equity Commitment Letters and the Debt Commitment Letters, each of which is filed as an exhibit hereto and is incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

      The first paragraph of Item 6 is replaced in its entirety by the following:

      Each of the Merger Agreement, the letter setting forth the Hidary Proposal, the June 28 Letter, the July 1 Letter, the July 10 Letter, the Press Release, the Complaint, the Voting Agreements, the Rollover Commitment Letters, the Interim Investors Agreement, the Limited Guarantees, the Equity Commitment Letters and the Debt Commitment Letters (each of which is defined and described in Item 4, which definitions and descriptions are incorporated herein by reference) are filed as exhibits hereto and are incorporated by reference in their entirety into this Item 6.

Item 7. Material to be Filed as Exhibits.

      Item 7 is amended by adding Exhibit 99.21 and Exhibit 99.22.

Exhibit           Description
-------           --------------------------------------------------------------

99.21 Complaint filed on July 10, 2007 by Hidary Group Acquisitions, LLC and Hidary Group Acquisitions, Inc., as Plaintiffs, against Everlast Worldwide Inc., as Defandant, in the Court of Chancery of the State of Delaware, New Castle County

99.22 Letter dated July 10, 2007 from Hidary Group Acquisitions, LLC to Everlast Worldwide Inc.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Date: July 11, 2007                     HIDARY GROUP ACQUISITIONS, LLC

                                        By: The Hidary Group, LLC its member


                                            By: /s/ Jack D. Hidary
                                                --------------------------------
                                                Name:  Jack D. Hidary
                                                Title: Managing Member

                                  EXHIBIT INDEX

Exhibit           Description
-------           --------------------------------------------------------------

99.21 Complaint filed on July 10, 2007 by Hidary Group Acquisitions, LLC and Hidary Group Acquisitions, Inc., as Plaintiffs, against Everlast Worldwide Inc., as Defandant, in the Court of Chancery of the State of Delaware, New Castle County

99.22 Letter dated July 10, 2007 from Hidary Group Acquisitions, LLC to Everlast Worldwide Inc.